Exhibit 1

NEWS

FOR IMMEDIATE RELEASE

NASDAQ GRANTS NUR’S REQUEST FOR AN EXTENSION TO
COMPLY WITH CONTINUED LISTING REQUIREMENTS

Continued Listing Deemed Conditional

        LOD, Israel, May 9th, 2005 – NUR Macroprinters Ltd. (Nasdaq: NURM), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, announced today that it requested and has received an extension to comply with one of the conditions set by the Nasdaq Listing Qualifications Panel (the “Panel”) for its continued listing on the Nasdaq SmallCap Market.

        As previously announced, NUR had appealed Nasdaq’s decision to delist NUR’s ordinary shares from trading on the Nasdaq SmallCap Market due to NUR’s failure to comply with the minimum $2.5 million stockholders’ equity requirement for continued listing, as set forth in Marketplace Rule 4320(e)(2)(B) (the “Rule”). The Rule requires that an issuer maintain (i) stockholders’ equity of $2.5 million; or (ii) a market value of listed securities of $35 million; or (iii) a net income from continuing operations of $500,000 in the most recently completed fiscal year, or two of the last three most recently completed fiscal years.

        The Panel had granted NUR’s appeal of the delisting decision subject to satisfaction of the following conditions:

■	Approval by NUR's shareholders on April 17, 2005 of the private placement by Inspire Investments Ltd. and the debt restructuring agreement with the lender banks;
■	Approval by NUR’s shareholders on April 17, 2005 of the voting trust agreement between NUR and Dan Purjes, a former director and former chairman of NUR’s Board of Directors and owner of approximately 30% of NUR’s ordinary shares; and
■	NUR reporting on or before the end of April 2005 a stockholders’ equity of at least $2.5 million.

        The Panel further conditioned the continued listing of NUR’s ordinary shares on the Nasdaq SmallCap Market on a monitoring period through April 2006, during which each of NUR’s financial statements for the reporting periods must evidence stockholders’ equity of at least $2,500,000.

– more –

        As previously announced, NUR’s shareholders have approved the Inspire private placement, the debt restructuring agreement with NUR’s lender banks and the voting trust agreement with NUR’s former Chairman. The Panel has granted NUR an extension until May 16, 2005 to report a stockholders’ equity of at least $2.5 million.

        As a result of this extension, NUR’s ordinary shares are deemed to be subject to a conditional listing and a fifth character (“C”) has been appended to NUR’s trading symbol. NUR has been informed that the “C” will be removed from its trading symbol upon confirmation of NUR’s compliance with the terms of the exception and all other criteria for continued listing.

        In the event that NUR does not meet the conditions set by the Panel, NUR’s ordinary shares would cease to be quoted on the Nasdaq SmallCap Market and NUR would seek to have its ordinary shares made eligible for trading on the OTC Bulletin Board.

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (Nasdaq-SCM: NURM) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, the failure to meet the conditions set by the Panel for continued listing of our ordinary shares on the Nasdaq SmallCap Market, our inability to have our ordinary shares listed for trading on the OTC Bulletin Board in the event our ordinary shares are delisted from the Nasdaq SmallCap Market, the failure of our previously announced proposed transactions with each of Inspire Investments Ltd. and our lender banks to close, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to secure waivers from our lenders regarding our failure to fulfill covenants contained in our loan agreements; our inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition; our inability to successfully conclude the negotiations with potential investors and thus our inability to secure additional funding to our present and future operations. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with, Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

CONTACT:	David Seligman	IR Firm:	Ehud Helft / Kenny Green
	CFO		GK Investor Relations
	+ 972 (54) 772-6559		+1 866 704-6710
	cfo@nur.com		ehud@gk-biz.com / kenny@gk-biz.com